UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES   ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Information provided pursuant to article 114, paragraph 5, of Legislative Decree No. 58/1998 requested by Consob

Rome, 17 April 2018

With a resolution voted by majority by the Board of Directors, TIM publishes here following and on its corporate website www.telecomitalia.com/agm the addition to the information already made available to shareholders for the AGM of 24 April 2018, as requested by Consob on 13 April 2018.

Further information integrating the financial report, the information on the Long Term Incentive Plan 2018 and the report on corporate governance and share ownership is available at www.telecomitalia.com/agm, as per the same Consob request.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

www.telecomitalia.com/investor_relations

Courtesy translation

Consob request 0109908/18 dated April 13, 2018, pursuant to article 114, paragraph 5, of D.Lgs. n. 58/1998

Addition to the information provided through the press releases dated March 22, 2018, April 24, 2018 and April 9, 2018

In reference to Consob’s request of “indicating the reasons behind the resignations submitted by the board members Giuseppe Recchi, Arnaud de Puyfontaine, Camilla Antonini, Frédéric Crépin, Felicité Herzog, Marella Moretti, Hervé Philippe and Anna Jones, in light of the declarations rendered during the Board of Directors (“BoD”) meeting held on 22 March 2018”, please find below (briefly) the reasons given by the above mentioned directors supporting their own resignations, in the same order as such resignations have been submitted during the board meeting held on 22 March 2018; for clarity, Director Anna Jones, who has not attended the meeting, has resigned by means of letter that has been read by the Chairman, while the Chairman gave his reasons through a written declaration handed over to the Secretary of the Board of Directors and on the Company’s records.

Giuseppe Recchi

The Vice Chairman Giuseppe Recchi has, since long time, communicated to the Executive Chairman his own role’s incompatibility outside the group with the responsibilities as board member and Vice Chairman of Telecom Italia. However, he declared himself proud for the opportunity to work for TIM, in the context of its transformation reaching important results in the exercise of his powers.

Hervé Philippe

The Director Philippe declares to have accepted the appointment as TIM’s Board member, in consideration of his long time experience as strategic executive in an international group operating in the media sector, in order to contribute to the value creation for the shareholders. However, the initial project resulted to be very challenging due to the continues discussion at the board level together with unexpected administrative constraints that made difficult to focus on the business and the industrial plan, initially planned. This notwithstanding, the new CEO is well appreciated in the entire business community and the industrial plan that has been approved represents the first step to implement the company’s future. Mr. Philippe, furthermore, pointed-out the difficulties to be focused on this plan, as many other opportunistic players have targeted the company; such players – even if holding a minimum shareholding – are expecting to appoint six directors despite the games rules. Believing in the value of this market’s rules, Mr. Philippe resigns in order to ensure that the new board is duly valued and supported by all the stakeholders in compliance with the applicable laws and bylaws avoiding to expose the company to improper legal actions. Therefore, he confirmed to irrevocably resign from his office effective as of 10.30 a.m. of 24 April 2018, hoping that the shareholders’ meeting can be convened for full renewal of the board, in case – as he hoped – his resignation would have been followed by those of all the board members or at least the majority.

Frédéric Crépin

Director Crépin, in its office as director appointed less than one year ago, declared himself proud of the transformation plan that the board set, in such short time, in unanimously way so to make TIM a strong player despite the highly challenging and competitive context. Despite what has been declared by Elliott (which personally targeted him, just because he is a Vivendi’s manager), Mr. Crépin declared that the strategic decisions, and in particular the industrial plan unanimously approved by the Board of Directors, represent the right path for Telecom Italia and all its shareholders. In addition, the Director Crépin declared that the request made by Elliott, an American hedge fund, to revoke specific directors recurring to a questionable procedure is against the shareholders’ interest and rights, since the shareholders should be free to appoint the Board of Directors according to the laws and bylaws mechanism. Furthermore, Mr. Crépin added that Elliott is well known for its short-term initiatives conducted in its own exclusive interest. Due to all these reasons, instead of giving the chance to such hedge fund to start a campaign driving to his revocation, he decided to irrevocably resign from his office effective as of 10.30 a.m. of 24 April 2018.

Felicité Herzog

Director Herzog expressed her desire to highlight her own satisfaction for what the management team did; she is highly aware about the challenging that Telecom Italia deals with, in order to maintain its own leadership, and of how, in order to keep this high competitive level, the management team needs the full support of the Board of Directors, and of a fully representative Board of Directors. Mrs. Herzog pointed-out that Elliott not only made personal attack on the Directors on the basis of mere nationality considerations, linked to presumed issues of independency, with absurd reasoning, but aims to create a board composed exclusively by independent members, except for the CEO. Such a solution, does not work because the management needs a fully representative board and thus, in her view, Elliott’s request makes no sense. On the other hand, it is true that the Company has been experiencing difficulties, laborious decision-making processes and complex matters of governance for over two years, but finally last 6 March it managed to unanimously approve the new strategic plan, which seemed to represent a turning-point which made her truly believe that from that moment on the management team would have the Board’s support to pursue that ambitious program. Mrs. Herzog pointed out that she was therefore disturbed to read the documentation prepared by Elliott, whose proposals she considers simply dangerous and damaging for the Company. In truth, serious work on some projects has already started, while the break-up of Telecom Italia, through the divestment (and not simple legal separation) of the network, represents an enormous risk, since it is the Company’s main asset, so for the members of the Board it is a historical responsibility not to sell it. For all these reasons, which caused the Director serious alarm, Mrs. Herzog stated that she was determined to resign, irrevocably, effective as of 9.00 a.m. on 24 April 2018, considering such a decision the best one to take, in the interests of the Company and its shareholders.

Marella Moretti

Director Moretti referred to have accepted the office of independent Director of TIM with the aim of contributing to the relaunch of the Company, which still is one of the pillars of the industrial system of our Country, believing that the presence of a reference industrial shareholder could represent a further guarantee of stability and development for TIM in the medium term to make it (once again) a future key player in the sector, in Europe and worldwide.

However, now the company has been confronted with the recent arrival of a financial shareholder declaring a shareholding of just over 5%, of which only 3.75% is in shares and the remainder in derivatives, and that it has also declared it has no intention of taking on a majority position. In spite of this it is requesting the removal of six Directors and the appointment of six new Directors as their replacements. In this regard, leaving aside the undisputed professionalism of the candidates, in her view the proposal is neither fair nor in compliance with the governance rules or the Company’s Bylaws, which give minority shareholders the right to 5 Directors out of 15 members of the Board.

As for the strategies, the new strategic plan proposed by the Chief Executive Officer has been recently unanimously approved and accepted very positively by the financial markets: she therefore reconfirmed her full adhesion to this plan, as she considers it is the only one able to guarantee the Company’s development over the medium term.

In her view, the new shareholder’s proposals do not look like leading in this direction, since the actions are mainly financial and short term, which would not in any way guarantee the protection of national strategic assets and the public interest, but would actually lead in the medium term to a probable dismantling of TIM, with negative consequences not only for the Company and its employees, but also for all stakeholders, the satellite activities and – in the end – the Country.

For these reasons, and in the sole interest of the Company, albeit with much regret, she has decided to irrevocably resign with effect as of 24 April 2018, immediately before the start of the shareholders’ meeting already called.

The Director believes that only calling a new shareholders’ meeting to renew the entire Board of Directors, in accordance with the bylaws and pursuant to the vote by slate system, as the law foresees, is guarantee of stability and future development of the Company, so as to allow the start of a new phase in the life of TIM, so that it can operate in a renewed serene and constructive climate for the benefit of all its stakeholders.

Camilla Antonini

The Director Antonini stated that she had hoped that the arrival of the new Chief Executive Officer (appointed unanimously), and then the approval (also unanimous) of a strategic plan shared by the management and appreciated by the market would be a new starting point for TIM, and that the Company really could recover, despite the many difficulties it faces. She declared that she did not agree with the approach of a fund that asks for the removal of six Directors, two of whom are independent, and their replacement with its candidates, then proposing (and in general terms) an essentially financial program that does not consider the company’s interests. In this situation, she felt the need to leave what she defined as a marvelous adventure, and thus she too decided to resign, effective as of 10.30 a.m. on 24 April 2018.

Anna Jones

In the letter, director Anna Jones declared to have seen with dismay that over the past few days her name was included in a list published by the Elliott fund naming directors of Telecom Italia who should, in Elliott’s view, be removed from the Board. It would appear that Elliott’s plan is to replace all non-Italian natives on the Board with members of the Italian establishments. Since she joined the Board in 2017 and as Chairman of the Nomination and Remuneration Committee she has been working hard to establish and executive leadership team with the capability to deliver much needed transformation.

It is her belief that the new CEO, Amos Genish, with the support of an industrial lead shareholder will deliver this improvement.

It is notable that the unusual request from Elliott comes at a time when the Board of Directors has just ratified a new and transformational industrial plan for the company, which, in her view, will create real change and above all that even increased shareholder value. This plan has been welcomed by the market and we have highly experienced CEO focused on delivering it. The plan that has been proposed by Elliott pales in comparison. As an independent Director her focus has always been on the good of the company, so she cannot in good faith accept the suggested approach. Due to external pressure and constant press speculation she feels her role has become untenable in recent weeks. As a consequence, she regretfully, irrevocably resigns as a Director of the Board of Telecom Italia S.p.A. with effect on 24 April 2018 immediately before the opening of the AGM scheduled on the same date.

Arnaud de Puyfontaine

The executive Chairman expressed his deep concerns about the initiative of an activist fund that runs contrary to the interest of the Company and its stakeholders. Such initiative is clearly the result of a well-planned campaign aimed at returning Telecom Italia, a great Italian and international group, back to the past.

The Chairman point out that the directors have unanimously supported and welcome the appointment of Amos Genish as CEO of the Company and, thanks to his unprecedented experience in the telecom industry, a long awaited new industrial plan aimed at resurrecting TIM has been approved and received with great appreciation by the international community.

Well, all this effort and dedication are now under attack by a short-term looking activist fund.

He also remarks that an industrial lead shareholder – which the group has needed for a long time – is there for the long-term with a clear vision, an understanding of the market and local constraints, and, above all, with the willingness to significantly transform the group in the phase of the new and unexpected challenges affecting the telecom industry.

Because Mr. Arnaud de Puyfontaine believes that a good governance structure – that he always has actively promoted – is the result of the decision of all shareholders pursuant to applicable rules he cannot accept and attempt by an activist fund with a minor stake aimed at dismantling a legitimate Board appointed in full respect of the applicable laws and the bylaws. Should such attempt succeed, it would with no doubt result in abandoning the recently approved plan without a valid industrial alternative.

It is therefore better to allow the shareholders to freely appoint the members of the entire board in accordance with the applicable rules. These are the reasons why the Chairman irrevocably resigned from his office with effect as of the beginning of the next shareholders meeting, i.e. as of April 24, 2018, 11.00 a.m.

(a) with reference to the request to “clarify in detail what has been resolved by the BoD on April 9, 2018”

- it is provided below the resolution adopted by the BoD on April 9, 2018:

“the Board of Directors,

-	having acknowledged and agreed, also as a result of the analyses and the further investigations undertaken, the evaluations of the legal advisors of the Company, as well as the contents of the legal opinions acquired by the Company, which had reached the following conclusions: (i) the resolution of the Board of Directors on 22 March 2018 concerning the decision not to supplement the agenda for the Shareholders’ Meeting on 24 April 2018 and to call a Shareholders’ Meeting on 4 May 2018 to appoint the entire Board, since the current one had ceased to hold office, was taken in full compliance with the law and the Bylaws; (ii) vice versa, the resolution of the Board of Statutory Auditors to supplement the agenda of the Shareholders’ Meeting of 24 April 2018 is unlawful and reprehensible under several aspects;

-	having acknowledged the above, given the duty of the Board of Directors to safeguard the correctness of the company’s compliance with the law and the respect for the company’s rules,

resolved, by majority, to grant the Chief Executive Officer, also in his capacity of General Manager of the Company, and to the Vice President, jointly and severally, full powers in order to act before the Judicial Authority – if appropriate also by intervening into judicial initiatives promoted by other subjects – to ensure that the Judicial Authority itself (i) ascertains the unlawfulness of the initiative taken by the Board of Statutory Auditors and (ii) takes all appropriate measures, including pre-emptively and/or on urgency basis, that will be useful to remove the effects of the resolution to supplement the agenda taken as of 27 March 2018 by the Board of Statutory Auditors and/or in any case to prevent the Shareholders’ Meeting to vote on the items supplemented to the agenda, with the power to appoint attorneys and to grant them all the powers to act judicially.

It is understood that, given the nature of the issues and initiatives above referred to, each interested director shall have the possibility to join personally any judicial action proposed above”.

(b) with reference to the Consob’s request to “provide in detail the powers granted by the BoD to the Chief Executive Officer and to the Vice Chairman, clarifying in particular the meaning of the wording mentioned in the aforementioned transcription [reference is made to the transcription of the BoD’s meeting held on 09 April, n.d.r] “grant joint and several powers ... and/or in any case to prevent the Shareholders’ Meeting to vote the items that were supplemented to the agenda of the Shareholders’ Meeting”.

- the text of the powers granted by the BoD to the Chief Executive Officer and to the Vice President is provided in point (a) above;

- the wording extracted from the transcription of the BoD’s meeting held on 9 April “grants joint and several powers ... and/or to prevent in any case the Shareholders’ Meeting to vote on the items that were supplemented to the agenda of the Shareholders’ Meeting” – which the Consob’s request refers to – is referred to the proposed resolution presented by the Chairman to be confirmed, the person who spoke is not indicated in transcriptions during the BoD’s session; its meaning is clarified where reference is made, vice versa, to the content of the resolution adopted by the BoD and entirely provided in point (a) above. For the sake of clarity, the Board resolved, as results from the text of the resolution, to grant powers to the Chief Executive Officer (also in his capacity of General Manager of the Company), and to the Vice President in order to act – including, if appropriate, by intervention in actions promoted by other subjects – before the Judicial Authority to ensure that the Judicial Authority itself (i) ascertains the unlawfulness of the initiative taken by the Board of Statutory Auditors and (ii) takes all the appropriate measures, including pre-emptively and/or on urgency basis, which may be useful in order to remove the effects of the resolution to supplement the agenda taken on 27 March 2018 by the Board of Statutory Auditors and/or prevent in any case the Shareholders’ Meeting to vote the items that were supplemented to the agenda of the Shareholders’ Meeting. Therefore, the mandate granted, jointly and severally, to the Chief Executive Officer and to the Vice Chairman focuses on the promotion of actions before the Judicial Authority in order to ascertain the unlawfulness of the resolution of the Board of Statutory Auditors which supplemented the agenda of the Shareholders’ Meeting of 24 April 2018 and, therefore, to obtain a ruling by the Judicial Authority which will be useful to remove the effects of this resolution and/or otherwise prevent the Shareholders’ Meeting of 24 April 2018 to vote on the items that were supplemented by the Board of Statutory Auditors to the agenda. As reported in the TIM’s press release of 13 April 2018, the Company, in execution of the decision taken by the BoD on 09 April 2018, proceeded to notify the appeal against the integration of the agenda for the Shareholders’ Meeting of 24 April 2018, as disposed by the Board of Statutory Auditors upon a request from the fund Elliott. The Company has asked the Milan Court the adoption of urgency provisions by 24 April 2018, when the Shareholders’ Meeting is scheduled.

(c) With reference to Consob’s request to “clarify if with the aforementioned proxy it is also included the possibility for the Chairman of the shareholders’ meeting, in the context of the meeting, not to admit the vote regarding the resolution included in the agenda upon Elliott’s proposal”:

- from a literal standpoint (please refer to point (a) above, which fully reproduces the proxy’s text) emerges with clarity that the Board has severally and not jointly given a mandate to the Chief Executive Officers and Vice Chairman to act before any judicial Authority in order to request, inter alia, an order prevent the resolution of the shareholders meeting regarding the items on the agenda for which has been requested the integration; if granted by the judicial Authority, such order will be addressed to the Chairman of the shareholders’ meeting of 24 April. Therefore, the Board resolution does not provide for “proxies” in favor of who will be chairing the meeting on 24 of April in order to “not to admit the vote regarding the resolution included in the agenda upon Elliott’s proposal”. The Board would not have been able to resolve the granting of such powers since the regulatory power of the Chairman of the shareholders’ meeting derive from the law and are obviously not in the availability of the management body.

With reference to Consob’s request to “clarify the meaning of the formulation contained in the press release dated 9 April “confirming the achievement of the overcoming of the request of integration of the agenda of the Shareholders’ meeting dated 24 April 2018, submitted by Elliott fund, due to the resignation of eight directors (all with effect before the starting of the meeting) …”, it is reiterated what has been already reported in the above mentioned press release concerning the conclusion at this point achieved by the Board’s majority and the resolutions passed by the Board itself.

In particular, the Board after the analysis conducted, taking into consideration the evaluations of the legal counsels to the Company, as well the opinions released by some of the most valuable legal experts in the field (prof. Piergaetano Marchetti, prof. Giuseppe Portale, prof. Roberto Sacchi) concluded that: (i) the resolution of the Board dated 22 March 2018 related to the decision of not integrating the agenda of the Shareholders’ meeting dated 24 April 2018 and to the convening of the Shareholders’ meeting for 4 May 2018 for the appointment of the entire Board, since the current Board is ceased, has been passed in full compliance with the law and the Bylaws; (ii) the resolution of the board of Statuary Auditors having as object the integration of the agenda of the Shareholders’ meeting vice versa is unlawful and censurable under several standpoints.

The above mentioned press release abstract (“to confirm the overcoming of the integration request of the agenda of the Shareholders’ meeting of 24 April 2018 presented by Elliott fund due to the resignation of eight directors (all with effect before the opening of the meeting)”) as a consequence it needs to be read as a reaction to the conclusions reached by the Board’s majority and reported in the first part of the press release and herein summarized: (a) the Board of Statutory Auditors’ initiative to integrate the agenda of the Shareholders’ meeting of 24 April 2018 does not comply with a correct application of the rules that relate to the management body’s powers, since there has not been any “inactivity” of the management body; (b) the agenda’s integration as resolved by the Board of Statutory Auditors is in conflict with Article 9.10 of TIM’s Bylaws and with Article 2386, par. 4, of the Italian Civil Code; (c) is fully lawful the convening of the Shareholders’ meeting of 4 May 2018 aiming to proceed to the full renewal of the Board itself, within the interest of the market and the mandatory discipline on the slate voting system, on said point the Board of Statutory Auditors did not express itself.

The press release dated 9 April, after having acknowledged the above mentioned conclusions reached by the Board, has therefore given information regarding the position held by the Board (with majority) regarding the initiatives of the Board of Statutory Auditors to integrate the agenda of the Shareholders’ meeting of 24 April. Firstly, the Board declared to formally dissociate from such initiatives considering it erroneous and particularly severe (see point 1. of the press release). Secondly, it has been confirmed the “overcoming” of the integration request submitted by Elliott’s funds, as accepted by the Board of Statutory Auditors, since, as already pointed-out by the Board, with the opening of the Shareholders’ meeting of 24 April, the majority of the Directors will cease from their offices and, consequently, it has been reiterated the validity of the convening of TIM’s Shareholders’ meeting as per 4 May 2018 in order to proceed to the renewal of the entire Board (see point 2. of the press release), being of all evidence that the integration of the agenda (requested by Elliott fund and arranged by the Board of Statuary Auditors) beyond being unlawful is, according to the Board, not compatible with the convening of the Shareholders’ meeting of 4 May for the renewal of the entire Board through the slate voting system. Lastly, in order to review the press release, the Board has therefore informed about the decision, assumed during the same Board meeting, to start any legal actions to protect the rights and interest of all the shareholders and the Company (see point 3. of the press release).

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager